EXHIBIT 99.4

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release August 14, 2013

Seabridge Gold Files Second Quarter 2013 Financial Statements and MD&A

Toronto, Canada…Seabridge Gold (“Seabridge” or the “Company) reported today that it has filed interim financial statements and management’s discussion and analysis for the three and six months ended June 30, 2013 on SEDAR (www.sedar.com).

During the three month period ended June 30, 2013 Seabridge posted a net loss of $9.6 million ($0.21 per share) compared to a loss of $2.3 million ($0.05 per share) for the same period last year. The net loss includes a non-cash charge of $2.2 million related to the amortization of the flow-through share premium, received on the November 2012 financing, and an additional non-cash charge of $6.2 million related, mainly, to the set-up of deferred taxes on the value of the Company’s mineral properties.

During the 2nd quarter, Seabridge invested $8.2 million in mineral interests, primarily at KSM and Courageous Lake, compared to $12.2 million during the same period last year. At June 30, 2013, net working capital was $29.2 million compared to $49.6 million at December 31, 2012.

Seabridge has also provided a second quarter report to shareholders. The report, along with the interim financial statements and management’s discussion and analysis can be found on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2011 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net